82-521

RAVENHEAD RECOVERY CORPORATION

Suite # 309, 280 Nelson Street
Vancouver, British Columbia
V6B 2E2
Phone: (604) 688-9090 Fax: (604) 688-9880 Email: rhr@peqc.com

02015289

December 21, 2001

Securities and Exchange Commission
450 – 5th Street N.W.
Washington D.C.
20549

Attention: Office of International Corporate Finance

Dear Sir/Madam,

We send herewith hard copies of the required documentation for the Company's Quarterly Financial Statements for the period ending August 31, 2001 together with the Notice of Mailing.

Yours sincerely,

Per:

"James Aikens"

James Aikens, President

dlw 2/26

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:
For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.
The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:
- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:
Annual audited financial statements prepared on a comparative basis.
Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.
Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."
Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.
1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
Breakdowns are required for the year-to-date period only
Breakdowns are not required for comparative periods.
Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
(b) number and recorded value for shares issued and outstanding
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
1. *General Instructions*
(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.
4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements
BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
RAVENHEAD RECOVERY CORPORATION		August 31, 2001	01/12/21
ISSUER'S ADDRESS			
280 Nelson Street, Suite 309			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6B 3E2	604-688-9880	604-688-9090
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
James Aikens	President and Director		604-688-9090
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
rhr@peqc.com	N/A		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"James Aikens"	JAMES AIKENS	0 1 1 2 2 1
"Kevin Luther"	KEVIN LUTHER	0 1 1 2 2 1

RAVENHEAD RECOVERY CORPORATION

REPORT AND FINANCIAL STATEMENTS

August 31, 2001 and 2000

TERRY AMISANO LTD.
KEVIN HANSON, C.A.

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Ravenhead Recovery Corporation

We have audited the balance sheets of Ravenhead Recovery Corporation as at August 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
December 10, 2001

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus

RAVENHEAD RECOVERY CORPORATION
BALANCE SHEETS
August 31, 2001 and 2000

ASSETS	2001	2000
Current		
Cash	$ 17	$ 1,145
Accounts receivable	687	1,705
Prepaid expense	500	500
	1,204	3,350
Mineral property costs – Note 3	1	1
Capital assets – Note 4	157	209
	$ 1,362	$ 3,560
LIABILITIES		
Current		
Accounts payable – Note 6	$ 1,609,792	$ 1,293,700
Loans payable – Notes 5 and 6	27,000	27,000
	1,636,792	1,320,700
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 7	4,713,092	4,713,092
Deficit	(6,348,522)	(6,030,232)
	(1,635,430)	(1,317,140)
	$ 1,362	$ 3,560

Nature and Continuance of Operations – Note 1
Commitment and Subsequent event – Note 9

APPROVED BY THE DIRECTORS:

"James Aikens" ______________, Director

"Kevin Luther" ______________, Director

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION
STATEMENTS OF LOSS AND DEFICIT
for the years ended August 31, 2001 and 2000

	2001	2000
Administrative Expenses		
Accounting and audit fees	$ 5,000	$ 12,613
Amortization	52	52
Filing fees	1,923	3,397
General office	-	1,056
Interest – Note 6	284,113	222,668
Legal fees	18,439	-
Management fees – Note 6	2,500	30,000
Office equipment rent – Note 6	283	3,400
Rent – Note 6	600	7,200
Telephone – Note 6	197	2,360
Transfer agent fees	5,183	3,569
Net loss for the year	(318,290)	(286,315)
Deficit, beginning of the year	(6,030,232)	(5,743,917)
Deficit, end of the year	$ (6,348,522)	$ (6,030,232)
Loss per share	$ (0.07)	$ (0.06)

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION
STATEMENTS OF CASH FLOWS
for the years ended August 31, 2001 and 2000

	2001	2000
Operating Activities		
Net loss for the year	$(318,290)	$(286,315)
Add item not affecting cash:		
Amortization	52	52
	(318,238)	(286,263)
Changes in non-cash working capital items related to operations:		
Accounts receivable	1,018	(1,705)
Prepaid expenses	-	62
Accounts payable	316,092	262,991
	(1,128)	(24,915)
Financing Activity		
Increase in loans payable	-	25,000
Increase (decrease) in cash during the year	(1,128)	85
Cash, beginning of the year	1,145	1,060
Cash, end of the year	$ 17	$ 1,145

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of seeking potential business acquisitions. The feasibility of new business acquisitions is dependent on the ability of the company to generate profitable business operations in the future and to obtain necessary financing.

This company was incorporated under the British Columbia Company Act on April 5, 1968.

These financial statements have been prepared on a going concern basis. The company has accumulated losses of $6,348,522 since inception and has a working capital deficiency of $1,635,588 as at August 31, 2001. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Mineral Properties

The company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is sold, abandoned or allowed to lapse, the related costs are written off to operations in the year. Where impairment in the carrying amount of capitalized costs exists, the carrying amount will be written down to the net recoverable amount.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization of office equipment at the rate of 20% on a declining balance basis.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Loss Per Share

Loss per share figures are calculated based on the weighted average number of shares outstanding during the years.

(d) Fair Value of Financial Instruments

The carry value of cash, accounts receivable, accounts payable and loans payable approximate fair value because of the short maturity of those instruments.

Note 3 Mineral Property Costs

Ox Claim Group

The company owns a group of 5 mineral claims located in the Omineca Mining Division, British Columbia. The company has not undertaken exploration or development activity on the mineral claims for several years and consequently, during the year ended August 31, 1994, has reduced the carrying value of its interest to $1.

Note 4 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2001	Net Carrying Amount 2000
Office equipment	$ 1,100	$ 943	$ 157	$ 209

Note 5 Loans Payable – Note 6

	2001	2000
Unsecured, bearing interest at 12% per annum and repayable on demand	$ 2,000	$ 2,000
Unsecured, non-interest bearing and repayable on demand	25,000	25,000
	$ 27,000	$ 27,000

Note 6 Related Party Transactions – Note 5

At August 31, 2001 and 2000, the company owed amounts to a director of the company and companies controlled by directors of the company as follows:

	2001	2000
Accounts payable	$ 543,992	$ 428,109
Loans payable	2,000	2,000
	$ 545,992	$ 430,109

Amounts included in accounts payable are unsecured and bear interest at 2% per month compounded monthly.

During the years ended August 31, 2001 and 2000, the company was charged amounts by directors of the company or companies controlled by directors of the company as follows:

	2001	2000
Interest expense	$ 108,926	$ 84,260
Management fees	2,500	30,000
Office equipment rent	283	3,400
Rent	600	7,200
Telephone	197	2,360
	$ 112,506	$ 127,220

The charges were measured by the exchange amount, which is that amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7 Share Capital – Note 9

Authorized:

100,000,000 common shares without par value

	2001		2000	
Issued:	#	$	#	$
Balance, beginning and end of year	4,497,845	4,713,092	4,497,845	4,713,092

Escrow:

At August 31, 2001, 50,000 shares are held in escrow by the company's transfer agent. The company intends to cancel these shares and re-issue a total of 562,500 new escrow shares at $0.01 per share. The issuance and release of these shares will be subject to regulatory approval.

Note 8 Corporate Income Tax Loss Carry-Forwards

The company has accumulated non-capital losses totalling $1,892,885 which are available to offset taxable income of future years. These losses expire as follows:

2002	$ 228,463
2003	185,473
2004	250,029
2005	372,635
2006	251,784
2007	286,263
2008	318,238
	$ 1,892,885

The company has accumulated a capital loss totalling $111,999. This loss may be carried forward indefinitely and may be applied against future taxable capital gains.

The company has accumulated mineral and oil and gas resource expenditures totalling $1,887,819 which may be carried forward indefinitely and may be applied against certain future taxable income at various rates per year.

The potential tax benefit of these losses and expenditures, if any, has not been recorded in the financial statements.

Note 9 Subsequent Event

By an Agreement in Principle dated November 1, 2001 the company agreed to acquire 100% of the issued and outstanding common shares of Active Mountain Entertainment Corp. ("AMEC"), a private company, for the issuance by the company of the maximum number of common shares ("value shares") issuable in conjunction with the Canadian Venture Exchange ("CDNX") policies at a deemed issuance price of not less than $0.40 per post-consolidation value share (the company intends to complete a 4 to 1 share consolidation in conjunction with this acquisition). The issuance of shares is subject to the condition precedent that the resulting number of value shares shall not equate to less than two-thirds of the resulting number of issued and outstanding common shares of the company, on a non-fully diluted basis, after the completion of the acquisition. AMEC produces music festivals and plans to construct, promote and operate an entertainment facility in Merritt, B.C.

All value shares when issued will have a statutory hold period and all value shares which may be determined to be "Principle Securities" will be subject to the escrow restrictions imposed on them by the CDNX. These shares will be released from escrow pro-rata in accordance with the policies of the CDNX, as to 10% following issuance of the final CDNX notice on the transaction, and as to 15% at the end of each six month period thereafter.

The company has agreed to advance by way of a loan to AMEC the aggregate principle sum of $500,000 within five business days of the exchange's prior written approval to the terms and conditions of the loan, at the rate of 10% per annum compounded semi-annually, secured by a senior fixed and floating charge on all the assets of AMEC. If this agreement is terminated the company will have the right, for a period of 30 days after termination, to elect to either a) demand repayment of such outstanding indebtedness or b) and with the prior approval of the exchange, have such outstanding indebtedness converted to such pro-rata, participating and voting interest in and to AMEC.

Note 9 Subsequent Event – (cont'd)

The closing of any formal agreement shall be conditional upon and subject to:

i) consolidation of the share capital of the company on a 4 to 1 basis;

ii) a private placement of the company of not less than $3-million and not more than $6.5-million and being comprised of units and/or special warrants exchangeable for units of the company. Each unit will consist of one post-consolidated common share and one share purchase warrant of the company at such subscription price per unit which complies with present CDNX policies (proposed to be exercisable into one common share for up to 2 years at $0.80 per warrant); and

iii) the cancellation, the settlement, by way of common shares of the company for debt, and/or the deferral of not less than a majority of the company's existing and outstanding liabilities, such that, when combined with private placement in and to the company as at the closing date, provides the company sufficient working capital to meet its ongoing needs and the CDNX requirements.

Upon closing, the company has agreed to pay a finder's fee in the above noted units of the company in an amount that is the maximum allowable by the CDNX.

The agreement requires the execution of a formal agreement on or before December 31, 2001, shareholder approval on or before March 31, 2002, and securities regulatory approval on or before April 15, 2002.

If the closing date has not occurred by May 15, 2002, this agreement will be terminated and unenforceable unless the parties agree in writing to grant an extension of the closing date.

This acquisition will be accounted for using the purchase method of accounting as a reverse take-over.

The Agreement in Principle, consolidation and private placement are subject to completion of due diligence by the company, shareholder approval and regulatory approval.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management *with the opportunity to discuss an issuer's business,* current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks *or uncertainties, that is reasonably expected to have a* material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); *for an issuer with limited operations the discussion* may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in *National Instrument 43-1 01 "Standards of Disclosure for* Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an *issuer is inactive and has no business,* disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be *addressed in* management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) *expenditures included in the analysis of expenses and deferred* costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) *acquisition or disposition of other material capital assets* including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the *notes to the financial statements;*
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if *the issuer does not achieve revenue and profit estimates* previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an *issuer's listing agreement with the Canadian Venture* exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction *including whether the issuer has obtained the required* approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain *any material variances* and the impact, *if any, on the* issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F *Quarterly and Year End Reports* are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial *Statements or Annual Financial Statements.* Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of *three parts: Instructions to schedules A,* B and C, Issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details *and certificate is all* that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
RAVENHEAD RECOVERY CORPORATION			August 31, 2001	01/12/21
ISSUER'S ADDRESS				
280 Nelson Street, Suite 309				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
Vancouver BC	V6B 3E2	604-688-9880	604-688-9090	
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.	
James Aikens	President and Director		604-688-9090	
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
rhr@peqc.com	N/A			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"James Aikens"	JAMES AIKENS	0 1 1 2 2 1
"Kevin Luther"	KEVIN LUTHER	0 1 1 2 2 1

RAVENHEAD RECOVERY CORPORATION
FORM 51 - QUARTERLY REPORT
<u>for the year ended August 31, 2001</u>

Schedule A. Financial Statements
– See attached financial statements

Schedule B. Supplementary Information

1. Analysis of expenses and deferred costs:

   General and administrative expenses
   – See attached financial statements

2. Related party transactions:
   – See Note 6 to the financial statements

3. *Summary of securities issued and options granted during the year:*
   a) Summary of common shares issued during the year: Nil
   b) Summary of options granted during the year: Nil

4. Summary of securities as at the end of the reporting year:
   a) Authorized share capital:
      – See Note 7 to the financial statements
   b) Number and recorded value for shares issued and outstanding:
      – See Note 7 to the financial statements
   c) Summary of options, warrants and convertible securities outstanding: Nil
   d) Total number of shares in each class of shares subject to escrow or pooling agreements:
      – See Note 7 to the financial statements

5. List of Directors and Officers: James K. Aikens, President and Director
   James P. Armstrong, Director
   Kevin Luther, Director
   Gregory Miller, Secretary and Director

Schedule C. Management Discussion
– See attached

RAVENHEAD RECOVERY CORPORATION
FORM 51 - QUARTERLY REPORT
<u>for the year ended August 31, 2001</u>

Schedule C: Management Discussion

During the quarter under review and to date, management of the Company continues to work towards restructuring and future financing.

The Company is no longer in negotiation in respect to the acquisition of ADH Custom Metal Fabricators from Eiger Technology, Inc.

The Company is considering performing a $250,000 work program on its 100% owned properties in the Houston area of the Omineca Mining Division of British Columbia. The Company is also pursuing the identification of new business opportunities in the commercial and industrial sectors.

The Company has entered into a Reverse Takeover negotiation with Active Mountain Entertainment Corporation subsequent to the balance sheet date.

No promotional investor relations' activities were undertaken during this period and to date.

Management will advise shareholders of any new developments as they occur.

Please contact the Company directly at (604) 688-9090 for any further information.

RAVENHEAD RECOVERY CORPORATION

Suite #309, 280 Nelson Street
Vancouver, British Columbia
V6B 2E2
Phone: (604) 688-9090 Fax: (604) 688-9880

December 21, 2001

SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
12th Floor Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Re:

RAVENHEAD RECOVERY CORPORATION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
AUGUST 31, 2001
AND
ANNUAL GENERAL MEETING MATERIAL

CONFIRMATION OF DISTRIBUTION TO SECURITYHOLDERS

This letter is to confirm that the aforementioned material was distributed to securityholders on December 21, 2001, by pre-paid, first class mail.

Regards,

RAVENHEAD RECOVERY CORPORATION

Per:

"*James Aikens*"

James Aikens